FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐           No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.
TABLE OF CONTENTS

Item

1	Material fact dated February 21st, 2011.

MATERIAL FACT
As envisaged in the prospectus concerning the issue of the Valores Santander, registered in the official registry of the Spanish National Securities Exchange Commission (CNMV) on 19 September 2007, and in view of the free-of-charge capital increase of Banco Santander, S.A. (“Banco Santander”) by means of which the Santander Dividendo Elección program corresponding to the third 2010 interim dividend has been implemented, the result of which was notified as a relevant fact on February 1, 2011, Banco Santander has agreed to amend the conversion ratio corresponding to the Valores Santander (i.e., the number of Banco Santander shares to which each Valor Santander gives right) pursuant to the anti-dilution mechanism set forth in the said prospectus.
The new price of each Banco Santander share for conversion purposes has been set at 14.13 euros. Therefore, the new conversion ratio applicable to the Valores Santander is 353.857041755131 Banco Santander shares for each Valor Santander, which is the result of dividing the face value of each Valor Santander (5,000 euros) by the aforementioned price (14.13 euros).
Boadilla del Monte (Madrid), February 21st, 2011
Banco Santander, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER — R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1a. C.I.F. A-39000013

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 21st, 2011	By:	/s/ José Antonio Álvarez

		Name:	José Antonio Álvarez
		Title:	Executive Vice President